EMPIRICAL RESEARCH PARTNERS LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65590

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Empirical Research Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

565 Fifth Ave, 25th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Goldstein (212) 803-8010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Goldstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Empirical Research Partners LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELDA I. SOLLA
Notary Public, State of New York
No. 01SO6090814
Qualified in Bronx County
Certificate Filed in New York County
Commission Expires April 21, 2019

Elda I. Solla
Notary Public

Signature

Managing Partner
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMPIRICAL RESEARCH PARTNERS LLC
(A Limited Liability Company)

DECEMBER 31, 2018

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Empirical Research Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Empirical Research Partners LLC (a limited liability company) as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Empirical Research Partners LLC as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Empirical Research Partners LLC's management. Our responsibility is to express an opinion on Empirical Research Partners LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Empirical Research Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Empirical Research Partners LLC's auditor since 2007.
New York, New York
February 27, 2019

EMPIRICAL RESEARCH PARTNERS LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Cash and cash equivalents	$	27,911,633
Receivable from clearing brokers		427,644
Commissions and fees receivable		4,675,890
Property and equipment, net		207,496
Prepaid expenses and other assets		792,899
Total assets	$	34,015,562

LIABILITIES AND MEMBERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$	13,182,737
Deferred revebye payable		1,246,705
Total liabilities		14,429,442

Commitments and contingencies (Note 8)

Members' equity		19,586,120
Total liabilities and members' equity	$	34,015,562

See accompanying notes to the financial statement.

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

Empirical Research Partners LLC (the "Company") is a limited liability company formed pursuant to and in accordance with the Delaware Limited Liability Company Act. The Company commenced operations in 2003. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

As a limited liability company, the members are not personally liable for any of the debts, obligations, losses, claims, or judgments on any of the liabilities of the Company, whether arising in tort, contract, or otherwise, except as provided by law.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is based on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic life of the asset or the remaining life of the lease.

Concentrations of Credit Risk
The Company maintains its cash at one commercial bank in amounts that at times may exceed the federal insurance limit. The Company's money market funds are comprised of two funds that are managed by one financial institution.

Cash and Cash Equivalents
The Company considers all highly liquid instruments with maturities of three months or less when purchased to be cash equivalents.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Income Taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company is not subject to federal or state income taxes. Income taxes payable, if any, are the responsibility of the individual members. The Company is subject to the New York City Unincorporated Business Tax.

Fair Value Measurements

The Company follows the guidance in FASB ASC 820, *Fair Value Measurement*. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has ability to access. The investments are exchange-traded equity and over-the-counter securities.

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments.

Commissions and Fees Receivable
Commissions and fees receivable are stated at the amount the Company expects to collect. At December 31, 2018, there was no allowance for doubtful accounts. If the financial conditions of the Company's customers were to deteriorate, adversely affecting their ability to make payments, allowances for doubtful accounts would be provided.

Revenue Recognition
The Company prepares research in the areas of portfolio strategy, quantitative modeling for stock selection, and money management business strategy, which is provided to institutional investors. These include mutual funds, banks, insurance companies, pension funds, and hedge funds. The Company is compensated and receives its fee income for its research in three ways:

1. Commissions earned on transactions in which the Company introduces customers to a clearing broker and the clearing broker will share with the Company certain trading commissions generated by those introduced customers of the clearing broker.
2. Payments from other brokerage firms representing the transfer of commissions as directed by their clients.
3. Payments directly from clients.

For category one, revenue is recognized on a trade-date basis, while in categories two and three, it is recognized when the research is utilized by the customer and the customer advises the Company of its usage.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Adoption of New Accounting Standards

On January 1, 2018, the Company adopted Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") using the modified retrospective method (i.e., applied prospectively effective January 1, 2018 without revising prior periods), which had no impact on the Company's opening members' equity.

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

Substantially all commission revenue is derived from contracts with customers. The majority of the Company's commission revenues are paid directly from clients after services have been provided and the performance obligation has been met, or are recorded as deferred revenue upon receipt and recognized over time as the performance obligation is satisfied.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The ASU is effective for fiscal years beginning after December 15, 2018 and interim periods therein on a modified retrospective basis. Management has evaluated the impact of the ASU No. 2016-02 and has determined that there will not be a material impact to net capital, as the right to use asset will be an allowable asset to the extent there is an offsetting lease obligation.

2. RECEIVABLE FROM CLEARING BROKERS

The clearing and depository operations for the Company's security transactions are provided primarily by brokers pursuant to clearance agreements. At December 31, 2018, the amount receivable from clearing brokers represents commissions earned as an introducing broker for the transactions of its customers.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from customer accounts introduced by the Company. At December 31, 2018, there were no significant unsecured amounts owed to the clearing brokers by these customers in connection with normal margin, cash, and delivery against payment transactions.

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2018:

		Estimated Useful Life
Furniture, fixtures and equipment	$ 141,431	3-5 years
Computer equipment	83,763	3 years
Leasehold improvements	426,022	Lesser of economic life or remaining lease term
	651,216	
Less: accumulated depreciation	443,720	
Property and equipment, net	$ 207,496	

4. EMPLOYEE BENEFIT PLAN

In 2006, the Company adopted a 401(k) retirement savings plan for all eligible employees. Under the plan, eligible participating employees may elect to contribute the maximum allowed by law. The Company may make profit-sharing contributions that are determined by the managing member according to a discretionary formula in an amount determined each year. Participants are fully vested in their contributions at all times, and the Company's profit-sharing contributions vest immediately. Profit-sharing contributions were not declared by the managing member for 2018.

5. **FAIR VALUE MEASUREMENTS**

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:
   a. *Market approach*. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;
   b. *Cost approach*. Amount that would be required to replace the service capacity of an asset (replacement cost); and
   c. *Income approach*. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table summarizes the Company's assets required to be measured at fair value on a recurring basis at December 31, 2018:

Assets	Level 1	Level 2	Level 3	Total	Valuation Technique
Money market funds	$ 26,839,423	$ -	$ -	$ 26,839,423	a

As of December 31, 2018, all of the Company's money market fund accounts included in cash and cash equivalents were considered to be Level 1 in the valuation hierarchy, valued based upon quoted prices in markets that are active and which the Company has the ability to access.

There were no liabilities required to be measured at fair value on a recurring basis at December 31, 2018.

6. **RELATED PARTY TRANSACTIONS**

The Company has a fee sharing agreement with an affiliate, FMMI INC ("FMMI"), in which the Company is allocated 20% of fees earned from FMMI for services provided. For the year ended December 31, 2018 the Company earned $151,500. The Company is owed $566,496 from FMMI as of December 31, 2018, which is included in "Commissions and fees receivable" in the statement of financial condition.

7. **COMMITMENTS AND CONTINGENCIES**

Operating lease commitment
The Company leases office space under an operating lease that expires in 2022. During 2018 occupancy costs were $749,710. The approximate minimum future rental payments required as of December 31, 2018, over the term of the lease are as follows:

For the Years Ended December 31:		
2019	$	640,000
2020		640,000
2021		640,000
2022		534,000
	$	2,454,000

Prepaid expenses and other assets include certificates of deposit which collateralize letters of credit for the benefit of the landlord in the amount of $403,987.

8. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC's uniform net capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2018, the Company had net capital, as defined, of $13,081,831, which exceeded the required minimum net capital of $878,850 by $12,202,981. Aggregate indebtedness at December 31, 2018 totaled $13,182,737. The Company's percentage of aggregate indebtedness to net capital was 100.77%.

9. **SUBSEQUENT EVENTS**

Management of the Company has evaluated events and transactions that have occurred since December 31, 2018 through the date these financial statements were available to be used, and determined that there are no material events that would require disclosures in the Company's financial statements.